November 15, 2019

Joseph Truitt
President and Chief Executive Officer
Achillion Pharmaceuticals, Inc.
1777 Sentry Parkway West, Building 14, Suite 200
Blue Bell, PA 19422

       Re: Achillion Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 5, 2019
           File No. 001-33095

Dear Mr. Truitt:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 5, 2019

The Merger, page 34

1. We note that you have not provided the information required by Item 14(c)(1) of Schedule
      14A. Please revise your disclosure to add this information. In this regard, we note that the consideration offered to security holders consists of cash as well as contingent value rights. As such, this information appears to be material to an informed voting decision.
      Refer to Instruction 2(a) to Item 14 of Schedule 14A.
 Joseph Truitt
Achillion Pharmaceuticals, Inc.
November 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameJoseph Truitt
                                                            Division of
Corporation Finance
Comapany NameAchillion Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
November 15, 2019 Page 2
cc:       Katherine D. Ashley - Skadden, Arps, Slate, Meagher & Flom LLP
FirstName LastName